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SEC FILE NUMBER
8-40822

FEB 28 2022

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III *

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 12/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Coastal Equities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1201 North Orange Street, Suite 729
(No. and Street)

Wilmington	DE	19801
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Monahan	302-543-2784	DMonahan@Coastal-one.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Clark, Schaefer, Hackett, & Co.
(Name – if individual, state last, first, and middle name)

One East Fourth Street	Cincinnati	Ohio	45202
(Address)	(City)	(State)	(Zip Code)

10/22/2003	ID#539
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, David Monahan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Coastal Equities, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CHARLES M. SOBEL NOTARY PUBLIC STATE OF DELAWARE MY COMMISSION EXPIRES JULY 6, 2022

Notary Public

Signature:

Title:
CFO

This filing contains (check all applicable boxes):**

☐ (a) Statement of financial condition.
☒ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CLARK SCHAEFER HACKETT
BUSINESS ADVISORS

One East Fourth Street, Suite 1200, Cincinnati, Ohio 45202
P. 513.241.3111 | F. 513.241.1212

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
Coastal Equities, Inc. and Subsidiary
Wilmington, Delaware

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Coastal Equities, Inc. and Subsidiary as of December 31, 2021 and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated statement of financial condition presents fairly, in all material respects, the financial position of Coastal Equities, Inc. and Subsidiary as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of Coastal Equities, Inc. and Subsidiary's management. Our responsibility is to express an opinion on Coastal Equities, Inc. and Subsidiary's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Coastal Equities, Inc. and Subsidiary in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

Other Matters

As discussed in Note 10 to the consolidated statement of financial condition, the Company is a party to various legal actions. Those actions claim substantial damages as a result of alleged unsuitable investment advice and other matters. Management and legal counsel for the Company are of the opinion that the legal actions are without merit and settlement of the actions will not have a material effect on the Company's financial position. They are also of the opinion that they have properly accrued for any assessments that might materialize from the legal actions. Nevertheless, it is at least reasonably possible that such an effect will occur, although the amount cannot be estimated. Settlement of the legal actions are expected within the next year. Our opinion is not modified with respect to that matter.

Clark, Schaefer, Hackett & Co.

We have served as Coastal Equities, Inc. and Subsidiary's auditor since 2008.

Cincinnati, Ohio
February 25, 2022

Coastal Equities, Inc. and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2021

Assets:

Cash and cash equivalents	$ 3,668,654
Accounts receivable:	
Commissions	2,134,908
Receivables from third parties	19,375
Receivables from representatives	122,918
Receivable from affiliate	416,596
Advances	4,150
Prepaid expenses	217,067
Investments	41,920
Deposit with correspondent broker	29,335
Equipment and furnishings, at cost less accumulated depreciation of $83,291	1,660
	$ 6,656,583

Liabilities and Stockholder's Equity:

Commissions payable	$ 2,322,137
Deferred revenue	946,358
Accrued expenses	826,970
Accounts payable	94,534
Total liabilities	4,189,999
Stockholder's equity:	
Common stock, $.01 par value - Authorized 200,000 shares, Issued and outstanding 10,000 shares	100
Capital in excess of par value	2,129,317
Retained earnings	337,167
	2,466,584
	$ 6,656,583

See accompanying notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The following accounting principles and practices of Coastal Equities, Inc. and Subsidiary (the "Company") are set forth to facilitate the understanding of data presented in the financial statements.

Description of business operations
The Company operates a securities broker and dealer registered with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC"). It has a wholly-owned subsidiary, Coastal Equities Insurance Agency, Inc. that is currently dormant. Coastal Equities Inc. is a wholly-owned subsidiary of Orange Street Holdings, Inc. ("Orange Street").

The Company has independent brokers who operate offices in Arizona, California, Delaware, Florida, Georgia, Idaho, Illinois, Indiana, Kentucky, Maryland, Maine, Minnesota, Montana, Nevada, New Jersey, New York, North Carolina, Ohio, Oregon, Pennsylvania, Tennessee, Texas, Virginia, and Washington. Its primary source of revenue is commissions for providing brokerage services to small businesses and individuals. Each broker receives a share of the commissions earned and is responsible for his or her own expenses.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue recognition
The Company records revenue from contracts with customers under ASU 2014-09. Revenue from contracts with customers includes commission income and fees from asset management services and broker-dealer operations. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Brokerage commissions. The Company records revenues and expenses from its clearing firm (commissions and brokerage expenses) directly related to security transactions on a trade date basis. The Company believes that the performance obligation is satisfied on the trade date because that is the point in time when the financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Distribution fees. The Company enters into arrangements with providers of alternative investments (annuities, REITS, limited partnerships), or other pooled investment vehicles (funds) to distribute to investors. The Company may receive distribution fees paid at a point in time or over time or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Distribution fees are included in commission income.

Managing Broker-Dealer fees. Coastal acts as a broker-dealer, offering private placements sponsored by alternative asset product sponsors to individuals and businesses. The company believes that its performance obligation is the sale of securities to investors through other broker dealers and as such is settled on the closing date of the sale.

Investment banking fees. Coastal acts as a broker in investment banking services performed through its licensed investment banking representatives. The company believes that its performance obligation is satisfied on the date the deal is closed.

Marketing fees. The Company may receive a contractually agreed upon marketing fee for distribution of alternative investments based on a percentage of the sale price of the underlying investment. This marketing fee is non-refundable and the Company believes the performance obligation is satisfied at a point in time on the trade date. Marketing fees are included in commission income.

AGI revenue. The Company receives revenues from its clearing broker, First Clearing, for the recruitment of new representatives. The amount is based on whether the representative comes from outside the First Clearing umbrella, and the assets under management (AUM) the representative brings to First Clearing. The amounts are paid to the Company but are subject to a clawback period of three quarters after the quarter the representative incepts. The Company records the revenue once the clawback period has expired as that is that is the point in time when the performance obligation is met. AGI revenue is included in other income.

Due diligence revenue. The Company receives monies from potential sponsors of alternative products. The Company performs a due diligence review of the proposed product. The sponsor pays the Company a non-refundable fee for this service. The reviews take two to four weeks to complete and the Company believes that the performance obligation is materially satisfied at a point in time when the service is completed. Due diligence revenue is included in other income.

Retention fee. The Company received a contractually obligated payment of $1,000,000 from First Clearing for remaining an affiliate. The agreement runs from August 2021 to July of 2026. The Company believes that the performance obligation is satisfied at the end of each month the company is affiliated and amortizes the $1,000,000 on a straight-line basis at the end of each month. Retention fees are included in other income.

Cash and cash equivalents
The Company considers all bank accounts, cash accounts with our clearing agent (First Clearing), and all highly liquid debt instruments purchased with original maturities of less than three months to be cash equivalents.

The company maintains its cash in bank accounts with balances which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk.

Accounts receivable
Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to net receivables based on its assessment of the current status of individual accounts. If balances were still outstanding after management had used reasonable collection efforts, they would be written off through a charge to the reserve and a credit to accounts receivable. The Company had an reserve for doubtful accounts of $66,291 as of December 31, 2021.

Investments
Investments consist of common stock and a mutual fund that is valued at fair value. Unrealized gains

and losses are included in net income. The first-in, first-out method is used to determine realized gains and losses.

Deferred revenue
The unamortized amount of the retention payment from First Clearing (see retention fee above) is considered deferred revenue. As of December 31, 2021, the accumulated amount in deferred revenue is $916,667.

The Company defers amounts paid on managing broker-dealer transactions to offset anticipated marketing expenses for the products being sold. As of the December 31,2021 the amount in deferred revenue for such expenses is $22,904, which was paid in January 2022.

The Company also receives funds from its clearing agent, First Clearing, to support recruitment of additional financial advisors. Funds received are subject to a clawback by First Clearing for three quarters after the Representative incepts (Earnings Period). The Company books funds received to deferred revenue until the Earnings Period is complete, then recognizes the amounts as revenue. As of December 31, 2021, the accumulated amount in deferred revenue is $6,787.

Equipment & furnishings
Property and equipment consist mainly of furniture, fixtures, and equipment that are stated at cost and are being depreciated over estimated useful lives of three to five years using straight-line methods.

Income taxes
As a wholly-owned subsidiary, the Company is part of the consolidated tax return filing of Orange Street Holdings. The Company, as a wholly-owned subsidiary of this consolidated group, is responsible for its share of its income tax allocated by its share of taxable income. There are no material differences between the book and tax amounts.

Leases
In February 2016 the FASB issued ASU 2016-02, "ASC 842" *Leases*. The standard requires all leases with lease terms over twelve months to be capitalized as a right-of-use-asset and lease liability on the balance sheet at the date of lease commencement. Leases will be classified as either finance or operating. The distinction will be relevant for the pattern of expense recognition in the income statement. Coastal implemented the new standard in 2019. Operating lease assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date.

As of December 31, 2021, Coastal is renting the space for its Wilmington and California offices on a month-to-month basis, with no current lease commitment and is therefore not subject to this standard.

Subsequent events
On April 12, 2021 Cameron Financial Holdings, LLC acquired a 24.5% interest in Orange Street Holdings, Inc., the parent of Coastal Equities, Inc. On December 2, 2021, Cameron Financial Holdings and Orange Street Holdings, Inc. entered into a share purchase agreement by which Cameron Financial Holdings will convert its 24.5% preferred interest to common shares and acquire an additional 55.5% of common shares from current shareholders. As of the date these financial statements were issued, the final purchase agreement is pending FINRA approval.

2. DEPOSIT WITH CORRESPONDENT BROKER:

Because the Company does not handle customer securities or trades directly, it has entered into a relationship with a clearing, or correspondent, broker. As part of the terms of its contract with this broker, it maintains with them a $25,000 deposit, held in a money-market fund. Interest earned on this account inures to the benefit of the Company.

3. FAIR VALUE MEASUREMENTS:

Generally accepted accounting principles define fair value, establish a framework for measuring fair value, and establish a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirect
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2021.

	Fair Value Measurements at Reporting Date Using			
	Fair Value	Level 1	Level 2	Level 3
December 31, 2021				
Mutual fund	$ 41,920	$ 41,920	$ -	$ -

The company does not have any financial instruments assessed at level 2 or level 3.

4. LEASE COMMITMENT:

The Company occupies its main office facility in Wilmington, Delaware on a month-to-month basis, with monthly payments of $781, plus administrative charges through December 2021. Coastal has not decided on whether to look for office spaces at another location or remain at the current address. It is anticipated that the rent expense will remain approximately the same throughout 2022. Total rent expense, net of expense allocations for Coastal Investment Advisors for the year ended December 31, 2021 was $10,702.

The company maintains an office in California on a month-to-month basis, with monthly payments of $4,222. Total rent expense for the year ended December 31, 2021 was $16,888.

5. FUNDING FROM CORPORATE PARENT

The Company received a $1,200,00 capital infusion from Orange Street Holdings in 2021.

6. PAYROLL PROTECTION PROGRAM LOAN:

As a result of the economic uncertainty surrounding COVID-19 (note 11), the Company received a loan in the amount of $400,000 in April, 2020, under the Paycheck Protection Program (PPP) from the Small Business Administration (SBA). The loan proceeds were for payroll costs and other qualified expenses per the SBA rules. The loan was forgiven in May 2021 and recorded as debt forgiveness in the Statement of Operations.

7. NET CAPITAL REQUIREMENTS AND EXEMPT PROVISIONS UNDER RULE 15C3-3:

The Company is subject to the uniform net capital rule of the Securities and Exchange Commission (Rule15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital not exceed 15 to 1 (as those terms are defined by the Rule). In addition, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2021, the Company's net capital requirement was $279,333. At December 31, 2021, the Company had net capital of $860,343 which was $581,010 in excess of the required amount, and aggregate indebtedness to net capital ratio was 4.87 to 1.

8. Employee Benefit Plan:

The Company has a qualified 401(k) retirement plan that covers substantially all of its employees meeting certain minimum age and length of service requirements.

Eligible employees may contribute up to the maximum percentage, as allowed by law, of their annual wages to the Plan. The Company, at its discretion, can make additional contributions to eligible employees based on the employees' pro-rata share of total gross payroll. There were no discretionary contributions for 2021 and 2020.

9. RELATED PARTY TRANSACTIONS:

The Company is a wholly owned subsidiary of Orange Street. Orange Street which has two other subsidiaries: Coastal Investment Advisors, Inc. ("CIA"), and Coastal Risk Advisors, LLC ("CRA"). CIA is 100% owned by Orange Street. CRA is 99% owned by Orange Street.

The Company purchases errors and omissions insurance from an unaffiliated insurance company through CRA. Errors and omissions insurance expense amounted to $37,120 net of reimbursements from registered representatives in 2021. Prepaid errors and omissions insurance amounted to $100,241 at December 31, 2021.

During 2021 the Company began the year with an outstanding receivable balance of $182,622 with CIA. Shared expenses between the Company and CIA are allocated based on percentage of combined revenue. The Company began the year with a balance of $182,622 with Coastal Investment Advisors.

Investment advisory fees paid to the Company by First Clearing are credited to CIA on a monthly basis. A net $533,181 of shared revenue/expenses was allocated to CIA in 2021. CIA reimbursed the Company $302,000 during the year. At December 31, 2021, the Company has a receivable due from CIA of $413,803 for the repayment of these expenses.

During 2021, the Company began the year with an outstanding payable balance of $10,605 to Orange Street. A net of $57,344 in charges was incurred by OSH in 2021. OSH reimbursed the Company $44,037 during the year. At December 31, 2021, the Company has a receivable due from Orange Street of $2,793.

10. LITIGATION AND REGULATORY MATTERS

The firm is a respondent and co-respondent in FINRA arbitrations brought by former customers, or in discussions with customers who have threatened to file FINRA arbitrations. The customers generally allege that products sold to them by registered representatives of the firm were unsuitable. In 2021, the firm resolved a number of claims of customers in a global mediation in an approximate amount of $2.1 million dollars, approximately half of which was contributed from insurance proceeds. Two such claims were not resolved in the settlement and remain pending.

In addition to and including the above-referenced claims, the firm is currently a respondent and co-respondent in FINRA arbitrations brought by former customers, or in discussions with customers who have threatened to file FINRA arbitrations. The claims amount to approximately $3,500,000. The company believes that the matters will be resolved for substantially less than the amounts claimed. The Company has accrued $230,000 against possible exposure.

11. RISKS and UNCERTAINTIES:

Th extent of the impact of COVID-19 on the company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak. Therefore, the impact on the Company's operations cannot be reasonably estimated and the extent to which COVID-19 may impact the Company's financial condition or results of operations is uncertain at this time.